

Mail Stop 3561

September 16, 2009

Mr. Dan Ratner
President
Cell-nique Corporation
12 Old Stage Coach Road
Weston, CT 06883

> **Re: Cell-nique Corporation**
> **Form S-1/A**
> **Filed August 24, 2009**
> **File No. 333-161413**

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1/A filed August 24, 2009

General

1.   Many disclosures throughout the prospectus do not appear to relate to your company or offering and should be revised or explained. For example, we note these references:
    -    outstanding options and warrants on page 5;
    -    the amount required for closing on page 8;
    -    the market for your securities on page 19;
    -    the substantial number of shares available for sale in the public market on page 20;

-      convertible preferred stock on page 24;
-      outstanding convertible preferred stock on page 43; and
-      preferred stock with a 5% dividend rate on page 45.

Facing Page

2.   Indicate by checkmark that the company is a smaller reporting company, or advise. Refer to Form S-1 and Rule 12b-2.

Prospectus cover page

3.   We note that you have defined the dealer prospectus delivery obligation expiration date here as "90 days after the date funds and securities are released from the escrow or trust account." Please revise your filing to explain the terms of your escrow or trust agreement, and file any escrow or trust agreement entered into. In this regard, we do not understand the reason for an escrow or trust agreement as no minimum amount is required to be sold in your offering. Please explain.

4.   In the second paragraph, if true, please indicate that no minimum amount of securities is required to be sold in the offering and no assurance can be provided as to the amount of securities that will be sold, if any.

Summary, page 4

5.   Please add a section that provides basic financial information drawn from your financial statements.

The Company, page 4

6.   Please reconcile your disclosure that you were "originally formed in 2005," with the disclosure that the "Company's beginning was in 2006." It is unclear as written. Additionally, please disclose the form of the company's organization before its 2008 incorporation.

The Offering, page 4

7.   Please provide the date to which management may extend the offering. Please also provide this information on the prospectus cover page and under "Plan of Distribution."

Dependence on Additional Financing, page 6

8.   We note several statements regarding your cash position, for example, on pages six and 36 you state that you "believe that [your] existing capital will be sufficient to meet [your] cash needs…for a period of approximately one year," but on page 23

you say that a "fully subscribed offering" will take the company through one year of production, and on pages 11 and 34 you disclose that you currently have no available cash and $1.2 million in debt. Please revise your filing to clarify your liquidity position and cash needs over the next 12 months. Add summary and risk factor disclosure addressing the affect an unsuccessful offering would have on your liquidity, given the company's current financial position.

Plan of Distribution, page 7

9.   If Cell-nique enters an agreement with another party to offer and sell securities, the registration statement must be immediately amended to provide Item 508 disclosure regarding the party and the principal terms of the agreement and include the agreement as an exhibit to the registration statement, rather than waiting until sales have occurred. Please revise your disclosure.

Risk Factors, page 9

10.   Several of your risk factors describe your offering as a rights offering made to existing stockholders, and discuss risks related to "subscription rights" and "over-subscription rights." For example, the last risk factor on page nine refers to canceling or terminating "the rights offering," the third risk factor on page 10 refers to "[h]olders of shares of common stock who desire to purchase shares of our common stock," the last risk factor on page 10 says that "[o]ver-subscription rights will be allocated *pro rata* among rights holders who over-subscribed," and the second risk factor on page 11 appears to discuss the tax treatment of a "distribution of rights" to existing shareholders. This disclosure is confusing as you do not appear to be conducting a rights offering, are offering shares of common stock and the company currently only has one shareholder. Please revise your risk factor section, as appropriate, to address risks that affect the securities being offered on this registration statement, or advise.

Use of Proceeds, page 21

11.   Please provide a breakdown, by use and dollar amount, of the amount allocated to working capital if 50% is sold in the offering. In addition, please revise this section to disclose the uses and dollar amounts of those uses if proceeds are less than 50%, including a nominal amount of proceeds, and between 50 and 100%.

12.   We note your disclosure on page 23 that you plan to use $23,643,925 on "Acquisitions and Mergers." Please disclose the nature of the businesses to be sought and the "strategic objectives of the Company," and the status of any negotiations, as well as other information required by Regulation S-K Item 504, Instruction 6.

13.   We note the sixth risk factor. Please provide the disclosure required by Item 504, Instruction 7.

14.   Please provide the disclosure required by Instruction 4, Item 504.

15.   Please explain this statement from your summary, "[a]ssuming that the entire offering will be sold, then up to the last $75,000 that we raise will be used to pay the expenses of the offering."

16.   We note your disclosure on page 22 that a portion of the proceeds of your offering may be paid to your officers and directors as "consultants' fees, advisors' fees, officers' salaries, directors' fees, [and] finders' fees." Please revise to quantify the amount of proceeds that may be used to pay these fees.

Capitalization, page 24

17.   Please remove the columns assuming receipt of 50 and 100% of offering proceeds. Please add a note indicating that the table excludes the loan from Physicians Capital Corp., quantifying such loan.

Dilution, page 24

18.   Please also disclose dilution based on a nominal amount of sales in your offering.

19.   It appears that the net tangible book value per share after giving effect to the offering under the scenarios "shares 50% sold" and "shares 100% sold" should be $0.81 and $1.44, respectively. Accordingly, per share dilution to new investors under the respective scenarios would be $4.19 and $3.56. Please revise or show us how you calculated the amounts presented.

Business, page 26

20.   Please revise to clarify the form of the company's organization, as required by Regulation S-K Item 101(h)(1). In this regard, we note your disclosure on page 42 that Physicians Capital Corporation is your parent company.

21.   Please state the location and general character of your material physical properties, as required by Regulation S-K Item 102.

Research and Development, page 29

22.   Please provide an estimate of your research and development costs over the last two years. Refer to Regulation S-K Item 101(h)(4)(x).

Manufacturing Process, page 30

23. Please disclose the sources and availability of your raw materials and the names of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v).

24. Please reconcile the disclosure in this section, which indicates that you do not have agreements with your manufacturers, with the related risk factor on page 14, which refers to "co-packing" agreements on an "appointment basis." In addition, according to the risk factor, you have had one co-packer in 2008 and 2009. Please revise your disclosure to name this party, disclose the principal terms of your agreement with this party, and file the agreement as an exhibit.

Distributors, page 30

25. Please reconcile this section, which indicates that you have agreements with distributors, with the related risk factor on page 13 which indicates otherwise. Further, as you disclose that your agreements with distributors are material to the company, please disclose the principal terms of the agreements and file the agreements as exhibits to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Intellectual Property, page 33

26. Please reconcile this disclosure with the risk factor on page 17 which refers to *registered* trademarks and copyrights.

Regulation, page 34

27. Please expand this paragraph to more fully discuss the government approvals necessary for your business and the government regulation applicable to your operations.

28. In this or another business section, disclose the basis for the "certified organic" status of your products.

Employees, page 34

29. Please explain the second sentence, including the nature and principal terms of the brokerage contracts and independent contractor agreements and the nature and amount of services rendered to the company under those contracts and agreements. Please clarify, if true, that these persons are not your employees.

Financial Condition and Results of Operations, page 34

30.   We note your statements on page 34 that "[s]hould the maximum net proceeds from the offering…be available, the Company will be able to carry out full operations," and "[i]n order to operations, it is our intent to raise net proceeds of $29,925,000 from this public offering." Please reconcile this disclosure with your Use of Proceeds disclosure on page 23, which indicates that you intend to use only $5 million from your offering to fund operations, and use the rest to fund acquisitions and mergers.

Cash Requirements, page 34

31.   We note your disclosure on pages 6, 36 and elsewhere in your registration statement that your existing capital will be sufficient to meet your cash needs for the next twelve months. Considering (i) your cash balance of $0 at June 30, 2009 and December 31, 2008, (ii) you recognized net losses and negative cash flows from operating activities during the fiscal years ended December 31, 2007 and December 31, 2008 and during the six months ended June 30, 2009, and (iii) your working capital position deteriorated to $(1,186,792) at June 30, 2009, please revise to clarify how you plan to fund your working capital needs, other than the proceeds from this offering. Refer to the guidance in Item 303 of Regulation S-K and Section IV of SEC Release No. 33-8350 for further guidance.

Liquidity and Capital Resources, page 35

32.   Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explanation of the significant change in your accounts receivable, inventories and accounts payable and accrued expenses). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to SEC Release No. 33-8350, as it relates to liquidity and capital resources.

Results of Operations, page 35

33.   Please revise your disclosure to provide an analysis for each of the components of your consolidated statements of operations. Your revisions should describe and quantify underlying material activities that generate income statement variances between periods. For example, your discussion of changes in revenues between each period should address changes in volume, price and underlying discounts and promotions. Refer to Item 303 of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) which may be found on the Commission's website at: http://www.sec.gov/rules/interp/33-8350.htm.

Financial Planning and Historical Information, page 38

34.   Please explain the disclosure under this heading. For example, please revise to describe the company's "enormous debt obligations" in more detail. If the company's debt is currently collateralized by its assets, provide risk factor disclosure.

Principal Shareholders, page 38

35.   Please revise your ownership table to include the beneficial ownership of your officers in the table. Refer to Regulation S-K Item 403(b).

36.   Please reconcile the disclosure on page 38 that Physicians Capital Corporation owns 14,000,000 shares of your common stock, with the disclosure on page II-2 that Physicians Capital Corporation was issued 20,000,000 shares through June 30, 2009.

Executive Compensation, page 40

37.   The disclosure says compensation to officers and directors is not intended "until the Company acquires additional capital …." As the offering is intended to generate this capital, please disclose Cell-nique's plans to compensate management.

Conflicts of Interest, page 41

38.   We note that none of your officers will devote "more than a portion of their time" to the company. Please specify how many hours your officers will devote to the affairs of the company. Further, please reconcile with the "Employees" section on page 34, which refers to full-time employees, and the risk factor beginning, "[i]f we are not able to retain the full time services of our management team, …." If your management is not required to devote full time to company business, please address in a risk factor, or advise.

Certain Transactions, page 41

39.   Please revise this section to disclose your officers' interest in your loan payable to Physicians Capital Corporation, including the details of their relationship to Physicians Capital Corp. In this regard, we note your disclosure on page 39 that Physicians Capital Corp is "[c]ontrolled through their ownership." Refer to Regulation S-K Item 404(a)(2).

40.   According to the disclosure, Cell-nique owes $169,000 accrued, unpaid interest on the loan from Physicians Capital Corp. Please clarify whether Cell-nique is in default under this loan and explain the impact on the company, if appropriate.

41.   Please disclose the principal terms of your loans, including your loan payable to Physicians Capital Corp.

Audited Financial Statements for the Years Ended December 31, 2008 and 2007

General

42.   Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

Notes to Financial Statements

General

43.   We note your disclosure in Note 7 on F-13 that your CEO provides services and office space at no cost. Please note that your historical financial statements should present all of your costs of doing business. Please revise to include all such expenses in your financial statements. Refer to the guidance in SAB Topic 1B.

Note 1 – Operations and Summary of Significant Accounting Policies

Operations, F-18

44.   We note your were originally formed in 2005 and subsequently incorporated in 2008. Please revise to disclose the following:
- Please disclose how you conducted the operations before the incorporation in 2008 (i.e. the type of business entity - sole proprietorship, partnership, etc.)
- Disclose the ownership of the entities before and after the incorporation
- Tell us and disclose how you accounted for the reorganization of your business into a corporate entity (i.e. how you transferred assets to the new corporation, how it was capitalized, etc.)

45.   Considering the comment above and that you were incorporated in 2008, tell us how you complied with the guidance in SAB Topic 4B. Specifically, clarify how you accounted for the undistributed earnings or losses of the unincorporated entities contributed to the corporate entity at the inception of the corporation. Please revise your disclosures as appropriate.

Note 6 – Income Taxes, F-25

46.   We note your disclosure that you have not recorded income tax expense/(benefit) since you are a wholly owned subsidiary of a Sub-Chapter "S" corporation. Since Cell-nique is a Sub-Chapter "C" corporation, your financial statements should reflect the related income tax expense/(benefit) as a stand-alone entity. Please

revise to present income tax expense and related deferred tax assets/liabilities, if any, attributable to Cell-nique in your historical financial statements. Refer to the guidance in SAB Topic 1B. Further, for periods prior to you becoming a taxable entity (i.e. fiscal year ended December 31, 2007 and interim period ended June 30, 2008), pro forma presentations reflecting tax expense for those periods should be presented. Such presentations should calculate the pro forma tax expense based on statutory rates in effect during those periods.

Interim Financial Statements for the Six Months Ended June 30, 2009 and 2008

47.   Please revise your interim financial statements to comply with our comments issued on the annual audited financial statements above.

Signatures

48.   Your Form S-1 must be signed by your principal executive officer, principal accounting officer or controller, and your signature page must indicate all of the capacities in which each person is signing the form. Please revise.

Exhibits

49.   Please file all material exhibits, including your loan agreement with Physicians Capital Corporation, or advise.

50.   The legality opinion filed as exhibit 5.1 says that it is "based as to matters of law solely on the General Corporation Law of the State of Delaware." Please have counsel revise the legality opinion to state, or confirm to us separately in writing, that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Exhibit 23.1 – Consent of Independent Accountant

51.   We note your exhibit provides consent for the inclusion of a report dated August 14, 2009 on your <u>unaudited interim</u> financial statements. However, the audit report included in your registration statement on F-1 is dated June 22, 2009 on your <u>audited</u> financial statements as of and for the years ended December 31, 2008 and 2007. Please revise to provide a current consent for the audit report included in your registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Miles Garnett
        Fax: (516) 371-1846